UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

MAKEMUSIC, INC.

(Name of Subject Company)

MAKEMUSIC, INC.

(Name of Person Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(including associated preferred stock purchase rights)

(Title of Class of Securities)

56086P202

(CUSIP Number of Class of Securities)

Karen L. VanDerBosch

Chief Financial Officer and Chief Operating Officer

MakeMusic, Inc.

7615 Golden Triangle Drive, Suite M

Eden Prairie, Minnesota 55344-3848

(952) 937-9611

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, MN 55402

(612) 492-7000

Attention: David C. Grorud, Esq.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a transcript of a town-hall meeting with the employees of MakeMusic, Inc. (“MakeMusic” or the “Company”) by Robert Morrison, Chairman of the Board of the Company, and Karen VanDerBosch, Chief Operating Officer and Chief Financial Officer of the Company.

Important Additional Information

The tender offer described in this communication for all of the outstanding shares of common stock of MakeMusic has not yet commenced. LaunchEquity intends to file tender offer documents with the Securities and Exchange Commission (the “SEC”). This communication is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of MakeMusic, nor is it a substitute for the tender offer documents. Investors and MakeMusic shareholders are strongly advised to read the tender offer documents, the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by MakeMusic and the related Schedules 13E-3 that will be filed by MakeMusic and LaunchEquity with the SEC, and other relevant materials when they become available, because they will contain important information.

Investors and MakeMusic shareholders can obtain copies of these materials (and all other related documents filed with the SEC) when available, at no charge on the SEC’s website at www.sec.gov. Copies can also be obtained at no charge by directing a request to LaunchEquity at LaunchEquity Partners, LLC, 4230 N. Oakland Avenue #317, Shorewood, WI 53211-2042, or by phone at (414) 390-8221. Investors and MakeMusic shareholders may also read and copy any reports, statements and other information filed by LaunchEquity or MakeMusic with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Forward-Looking Statements

Statements in this communication regarding the proposed transaction between MakeMusic and LaunchEquity, the expected timetable for completing the transaction, future financial and operating results, benefits of the transaction, future opportunities for MakeMusic’s business and any other statements by management of MakeMusic concerning future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, forward-looking statements include expressed expectations, estimates and projections of future events and financial performance and the assumptions on which these expressed expectations, estimates and projections are based. Statements that are not historical facts, including statements about the beliefs and expectations of the parties and their management are forward-looking statements. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions about future events, and they are subject to known and unknown risks and uncertainties and other factors that can cause actual events and results to differ materially from historical results and those projected. Risks and uncertainties include the satisfaction of closing conditions for the acquisition, including the tender of a number of shares that, when added to the shares owned by LaunchEquity and its affiliates, constitutes a majority of MakeMusic’s outstanding shares on a fully-diluted basis; the possibility that the transaction will not be completed, or if completed, not completed on a timely basis; the ability of MakeMusic’s management team to successfully implement growth initiatives for SmartMusic; market acceptance of MakeMusic’s products; the impact of changing technology on MakeMusic’s product upgrades; delays in finalizing and implementing product modernization initiatives.

Neither LaunchEquity nor MakeMusic can give any assurance that any of the transactions contemplated by the agreement will be completed or that the conditions to the tender offer and the back-end merger will be satisfied. A further list and description of additional business risks, uncertainties and other factors can be found in MakeMusic’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as well as other MakeMusic SEC filings. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov and www.makemusic.com. Many of the factors that will determine the outcome of the subject matter of this communication are beyond LaunchEquity’s or MakeMusic’s ability to control or predict. Neither LaunchEquity nor MakeMusic undertakes to update any forward-looking statements as a result of new information or future events or developments.

MR. MORRISON: Welcome to the town hall this morning. I’ll start by turning it over to Karen.

MS. VANDERBOSCH: We do have an important announcement regarding the process so we had to do it first thing this morning. As many of you are aware, our Chairman Bob Morrison has been in the office this week and he will be presenting the results of the process to you. And I will be back on the call shortly. With that I will turn it back to Bob.

MR. MORRISON: Great, thank you Karen. Good morning everyone and thank you for joining us particularly those on the west coast for what we believe will be an important and historic announcement for MakeMusic. And Karen thank you for altering your flight schedule and plans so that you could be involved with us this morning. At 6:24 p.m. last evening the Board of Directors of MakeMusic approved a series of resolutions allowing the company to enter into a definitive merger agreement under which LaunchEquity, through its affiliate referred to as LEAP, will acquire MakeMusic through an all-cash transaction. The Special Committee of MakeMusic Board of Directors consisting of the independent directors and MakeMusic’s full Board of Directors have unanimously approved the transaction and will be recommending our shareholders approve the transaction as well.

Under the terms of the agreement, LEAP, through a wholly-owned subsidiary, will commence a tender offer to purchase all outstanding shares of MakeMusic at $4.85 per share in cash, which represents a premium of about 31 percent over the closing price on March 12th, 2013, which was the last-trading day prior to today’s announcement.

We anticipate that the tender offer materials will be provided to shareholders around the end of March 2013 and that the transaction will close in the second quarter of 2013, subject to the satisfaction of customary closing conditions, including the tender of the number of shares that, when added to the shares owned by LEAP and its affiliates, will constitute a majority of MakeMusic’s outstanding shares on a fully diluted basis. The acquisition is not subject to any financing contingencies.

The special committee and the Board believe the transaction represents a very attractive value and are pleased to recommend it to all of our shareholders.

Equally important, we believe this transaction will create new opportunities for our Company, for our business partners, and most importantly, for all of you, our employees. The last two years we have seen a lot of ups and downs for this Company. However, I know that over the past six months, the Company has produced some of its best work ever, from product development to file formats to mobile applications, to our new branding, to our new website, our improved social engagement, business systems, and customer support, all of this has occurred against a background of noise, of which you have all performed admirably.

This transaction, in my personal opinion, sets the stage for MakeMusic to become a more nimble, more aggressive company in an ever-rapidly changing business environment with world class products that our customers truly love. The best asset any business can have, besides our employees, are actually products that our customers love. And that’s something that we’ve learned in spades over the past several months.

In my view – and I’ve been involved with this Company since it first went public back in the mid-1990’s. This is not the end of anything. This is just the beginning of some very bright and exciting days ahead for all of us.

With that, I’d like to turn it back over to Karen for some additional comments. Karen.

MS. VANDERBOSCH: I too am very excited that the board of directors and the special committee have reached this conclusion and have executed the agreement with LaunchEquity. I believe that the transaction is positive for MakeMusic’s employees, shareholders, and business partners, and I look forward to MakeMusic moving forward as a privately-held company upon completion of this tender offer and merger.

During this meeting, I am e-mailing a copy of the press release announcing the agreement to all employees, along with some questions and answers that we have prepared to assist you in understanding what this means for all employees. It is very important for us to communicate with our employees simultaneous with the press releases and filings with the SEC that are being made this morning. And these filings needed to occur prior to the open of markets, and that’s the reason we’re having the meeting so early this morning.

The process has been thorough and deliberate and has been going on for months. I imagine many of you wondered what conclusion might be reached. And on behalf of the board and the leadership team, I want to thank all of you for your commitment and focus during this process.

We have our major product launches of SmartMusic on the iPad, Finale and SmartMusic in the next few months. And I look forward to your continued dedication to ensure these successful product launches.

With that, we will be opening the meeting for questions regarding the transaction. And I will turn this back to Bob.

MR. MORRISON: Before we open the floor to questions, I just want to set some context. This morning’s meeting is going to take place in two parts. The first part, which we are in right now, is the announcement of the transaction.

The comments that we make during this session will be filed with the SEC this afternoon as part of the communication process regarding this particular transaction.

The floor is now open for questions.

EMPLOYEE: What are the steps and the timeline for those steps?

MR. MORRISON: I assume you mean for the conclusion of the transaction.

The steps that will occur is within ten business days a tender offer will be made to all shareholders to tender their shares to LaunchEquity for the price that they’ve established of $4.85.

At that period of time, once LaunchEquity has gotten enough shares to increase its ownership to over 50 percent of the shares, they will then complete the tender and have control of the Company. They will work to increase the number of shares that they have up to about 90 percent. If they achieve 90 percent of the shares, then the second-step back-end merger can be completed without the need for a shareholder vote, and they, basically, then will have full ownership of the Company.

If the shares are not, at that point in time, up to 90 percent, then there is the possibility to call a special meeting of the shareholders to vote on approval of the merger, and then, if approved, conclude the transaction by completing the merger.

So that’s why we talk about this as being we’ve entered into a merger agreement. It is actually kind of a two-step process, where it is a tender for all of the shares and then a merger agreement to conclude the process if they don’t get to the number of shares necessary to just automatically conclude the process. So that’s just a long, fancy way of saying that we anticipate that, within ten business days, the tender offer materials will be available to all shareholders and then sometime in the second quarter that the transaction would be completed.

(Inaudible question.)

MR. MORRISON: The question was, is there any risk of this not going through.

There’s always risk. And there is the old saying a deal is not a deal until it is a deal. But what we’ve crossed with this approval of the merger agreement and the parties signing on to the merger agreement is our joint intent to conclude this process and outlining the steps necessary to conclude the process, as well as outlining the steps that would allow one or both parties to walk away from the process.

We do not anticipate that anything would come forward at this point in time. But again, if I could tell the future, I wouldn’t be standing here talking to all of you. There’s no guarantee, but we have taken a significant step forward in concluding this transaction.

EMPLOYEE: So if someone is not familiar with this, what happens to the board? You know, what are the next steps that happen once it is concluded?

MR. MORRISON: Once this concludes, Andy Stephens of LaunchEquity will put in place his own governance structure. So at that point in time, it is entirely up to Andy.

In the near term, the board and governance of the organization continues as is – the board is responsible for oversight. Karen and the team are still responsible for day-to-day operations. We have business plans that are in place and strategies that are in place that we are continuing to execute against, just as we have been in the past 9 or 12 months. Business continues as usual.

The other reality is that once the transaction completes, we’re going to be within 30 days of the release of our first new product, with two other product launches right on the tail. So we’ve got work in front of us that we have to continue to maintain and march forward to.

Once the transaction is complete and LaunchEquity now fully owns the Company, it is up to LaunchEquity to determine what configuration it wants the governance to be at that time. If they want some of the board or all of the board to stay in place, that is entirely up to them. If they want an entirely new board, that up to them. And the structure of that new board is entirely up to them.

(Inaudible question.)

MR. MORRISON: The question was what about the CEO position?

The leadership of the organization moving forward post-transaction will be entirely up to LaunchEquity. I can’t speculate as to what their intentions are. It’s for them to communicate.

But we do know that Andy Stephens plans to come to Minneapolis in the not too distant future to hold meetings and to get familiar with everybody in the organization.

(Inaudible question.)

The question was what does the merger mean? Who is LaunchEquity and what do they do? LaunchEquity Partners is an investment entity that provides growth capital and strategic leadership to intellectual property based businesses. It is an entity used for making investments, either in whole or in part, in other technology businesses.

When LaunchEquity purchases or concludes the transaction for MakeMusic, the merger is just a process. The end result of the process is MakeMusic is still MakeMusic. We’re still a company. We’re now private. And we are a wholly-owned subsidiary of LaunchEquity. So MakeMusic is still a company, but it is a company that is part of an umbrella company that is controlled by LEAP, LaunchEquity Acquisition Partners.

EMPLOYEE: In the original offer, LaunchEquity said they were going to do a 10 million dollar cash infusion.

MR. MORRISON: The question was when LaunchEquity made their initial letter of intent offer in July, that they mentioned a $10 million cash infusion and whether or not we believe that is still there intention.

Honestly, I don’t know what LaunchEquity’s plans are for the business moving forward beyond what’s been articulated in that particular letter. So I really can’t speculate as to what his plans are.

However, I don’t think it is unreasonable to look at this and say, if somebody is investing as much money as they are in this Company, that they have some belief in its future and are incented to ensure that appropriate steps are taken to ensure the Company is successful moving forward. Once this concludes, the risk is all LaunchEquity’s. So there is an incentive for the owner to make sure the Company thrives moving forward.

EMPLOYEE: Do you know the name of the other companies that they have?

MR. MORRISON: I do not. The question was do I know the names of some of the other companies that they have investments in, and the answer is I do not know that.

EMPLOYEE: Are we free to talk about this, or is this something —

As I understand it, it is not confidential any longer because the press release hit the wire at 8:04 this morning. So the information is out there. However, I would urge you to be careful in your comments about the transaction at this point in time. We will have public documents out there.

The press release and the Q&A has been delivered to each of your inboxes, with additional information about it. You certainly can refer to those documents. But again a deal is not a deal until it is a deal. And we want to be sure that we are careful not to say anything publicly that may inadvertently upset the process of concluding the transaction.

(Inaudible question.)

MS. VANDERBOSCH: I had some e-mails come to me during the meeting asking about what happens to employee stock options.

What happens there is upon completion of the transaction, any option holders will receive an amount equal to the difference between the offer price of $4.85 and the exercise price on your options. So if you have options priced at $4, for example, you would receive 85 cents on each option that you own. The payment is applied to those vested and unvested stock options, it would be on all outstanding options that you might have.

If you have stock options that are higher than the offer price of $4.85, they would be canceled, and no payment would be made.

The other question I received was can I still buy stock?

And right now we do remain a publicly-traded company, and so it is still traded on the NASDAQ market. The stock market NASDAQ did put a hold on our stock this morning. I was notified that is standard practice. It will reopen at 8:45 a.m., and then you are free to trade and transact business as long as you are not having any material inside information that is not public. So if you know some big order that’s pending or something along that line that is material to the business, that is insider information. So if you have any specific questions on that, please feel free to send me an e-mail.

MR. MORRISON: LaunchEquity, the question was what percentage of the Company does LaunchEquity currently own?

They own about 28 percent of the Company currently. They have been and remain our largest shareholder. Mr. Stephens has been at that position or at least at a significant position in the company since 2006. So he certainly is familiar with the business, certainly is familiar with our products, and is coming into this business, in my opinion, eyes wide open.

(Inaudible question.)

MR. MORRISON: The question was where does Mr. Stephens live? Mr. Stephens lives in Milwaukee, Wisconsin.

(Inaudible question.)

MR. MORRISON: The first thing, you can refer people to the press release. The second thing that I think is really, really, really, really important, and if I haven’t emphasized it enough, it is really important, is this is business as usual. There is no change to our operations. There is no change to our strategy. The things we are working on yesterday are going to be the things we’re working on today and will be the things we’re working on tomorrow.

The strategies that we are executing too at this point in time and the adjustments we are making in the normal course of business will continue to occur.

When you are talking to people outside, it is still pedal to the metal. We are still aggressively getting ready for new product releases. We have great stuff in the pipeline, which we will talk about on the other side of this meeting. It is really full speed ahead, great things in front of us.

(Inaudible question.)

MR. MORRISON: The question was will we still be incorporated in Minnesota as a corporate entity for legal purposes?

Yes. And as a matter of fact, the entity that we are being merged into is being set up as a Minnesota company. There is a LEAP subsidiary that’s been formed in Minnesota that will be the acquiring entity for MakeMusic. So they will still remain a Minnesota-based business entity.

EMPLOYEE: Are you able to say who some of the other bidders are.

MR. MORRISON: The question was am I able to say who some of the other bidders are?

And what I can tell you is, no surprise since we started this, that it has been a thorough and exhaustive process, that we had a number of both strategic and financial prospects that were contacted and engaged in the process. There were other interested parties. And the merger agreement with LaunchEquity was determined to be the best offer for our shareholders, as unanimously approved and recommended by the special planning committee of the board of directors.

Information regarding the special committee process will be included in a filing called a 14d-9 filing as part of the filings regarding the tender offer. And information regarding the special committee process will be made available as part of that filing. So anything that I haven’t explicitly answered here, I suspect would be answered in that file.

(Inaudible question.)

MR. MORRISON: The question was will LaunchEquity acquire the board shares, and if so, what percentage does that represent? I believe that we had this question at the last meeting or a similar question at the last meeting.

And, in a tender offer, in order to take the Company private, the whole idea is you want to get all the shares so you now have control of the company. While I can’t speak for the actions of the individual board members and what they will do with their shares, I would suspect that most people would look at this as an opportunity to liquidate their shares. The percentage ownership of the entire board, as I understand it, is at or around 5 percent.

And I would also remind you that the board is unanimously recommending this transaction to shareholders.

(Inaudible question.)

MR. MORRISON: The question is if we are able to go out and buy stock at this point in time. What would prevent you from doing it, and what would prevent LaunchEquity from going and buying the stock at its current price?

Well, the current price, we don’t know what it is, because we won’t know what the current price is until 8:45 when the market opens. And I would suspect that the current price when the market opens may be slightly different from the price that it closed at yesterday.

I think that the other things to keep in mind is that, if you follow the stock and the trading activity in the stock both from a price and a volume standpoint, based on the numbers of shares that trade on an average day, think of it in terms of a few hundred or maybe a few thousand. And if we have 4.5 million outstanding shares, do the math and figure out how many days that would take on the open market to try to acquire enough shares.

I think that’s the whole point of somebody coming forward and saying I’m interested in this business. I’m going to put a price on the table. If you all want this price, you all come. And that’s how these transactions tend to work, particularly in a small company where there’s not a lot of volume for the stock. And the little volume that there is can at times create some volatility, some wider swings both up and down.

(Inaudible question.)

MR. MORRISON: The question was in a prior town hall, we discussed, based on the transaction as initially proposed by LaunchEquity back in July that the offer price on the table may not necessarily be equal to the price that shareholders ultimately would see.

The reason for that at the time was the structure of the original deal. And if you remember in the July LaunchEquity letter, the deal was an asset purchase and liquidation. The idea was that that was a way of acquiring the company that had certain advantages and disadvantages as it relates to tax code.

Through the process, LaunchEquity has changed structure of their offer. So it is no longer a complicated asset purchase deal, and it is more of a traditional, straightforward tender offer [and] merger.

As a result, the stock price or the offer price that is established by LaunchEquity is the offer price that you will receive as a shareholder. So the difference now is there were two different deal structures, two different deals. As a result, we believe that we’ve ended up in a place with a deal that is more favorable to our shareholders and, certainly, more favorable to the business and to our employees.

(Inaudible question.)

MR. MORRISON: The question was are my last days approaching?

I’m not sure if that’s — I’m not sure. I don’t know. I certainly can’t tell you.

I have not expressed any interest to our new partners about anything. My obligation to this Company and to our shareholders is to ensure that we’re focused on doing the things that we can do that are going to be in their best interest, regardless of whether or not they may be in my best personal interest. So my personal interest and thoughts and desires are secondary to what’s in the best interest of this Company and our shareholders and to all of you.

Certainly, to the degree that there may be an opportunity that would be presented, I’d talk to anybody about anything. But as it relates to this transaction, I’m focused on delivering on the promises made to our shareholders and the promises made to all of you. And whatever happens on the other side of this happens. We’ll burn that bridge when we cross it.

(Inaudible question.)

MR. MORRISON: The question was in referencing the July offer comments about acquiring the assets and liquidating the company. As I had mentioned before, the deal that the board has approved is a different deal and structure entirely from the deal in July. They are two different beasts, two different structures. This is not an asset purchase.

It is a tender offer to acquire the Company as an operating entity and that the Company survives on another side, as an operating entity. There’s no asset purchase, no liquidation involved. It is purely an I give you money, you give me shares transaction. At the end, LaunchEquity owns the business. And that’s the structure we are operating or that this particular agreement is operating under. So there’s no ambiguity. MakeMusic survives as an entity and strong and healthy and positioned for great things in the future, in my opinion.

(Inaudible question.)

MR. MORRISON: Why did Andy Stephens and LaunchEquity want to buy MakeMusic in the first place?

Well, I really can’t speak to Andy’s intent specifically. And I won’t speak for Andy. But there are certain things in the fact pattern that you can look at. It is a fact that Andy has been our largest shareholder since 2006. It is a fact that he has served in different roles with this business, including serving on the board of directors at one point in time. He is familiar with the markets that we serve. He is a very successful, smart investor in his own right with the work that he does in his daily life.

So as smart investors do, they look for great opportunities for them to place investments with the hope that the investment rises and that there’s a return on that investment that will occur as a result of the investment in a particular stock or, in this instance, in a particular company.

I’m not familiar with any investor that puts money in a company with the hopes of losing it, with the exception of those that get into the restaurant business. But other than that, I would suspect that anyone that’s making an investment like this with their own money sees a bright future ahead. Otherwise, there’s probably other opportunities that are out there for other investors.

I’m sure that would be a great question for Andy when he comes here.

(Inaudible question.)

MR. MORRISON: I really can’t speak to any of Andy’s plans.

He is certainly aware of the strategies that we have in place, and he is aware of the investments that we’ve been making in our technology. And he’s aware of the launch plan that is ahead of us. It is full steam ahead, pedal to the metal based on the strategic plan that is in place in the near term.

What happens as you look out into the longer term, I am sure he will look at what the plans are, where we are with product cycle. He will scan the marketplace to see if there may be other opportunities as well. But that’s going to be for him to determine.

My personal opinion is I would not expect, in the near term, to see a radical shift in strategy. We’ve got 18 months of investment that we’ve put forward, and the payoffs of those investments are right around the corner.

(Inaudible question.)

MR. MORRISON: As a private company, does this release us from Sarbanes-Oxley? And when? And Karen would like to answer that.

MS. VANDERBOSCH: While we are able to not have to comply [with] Sarbanes-Oxley, per se, we still – it is a good business practice to have internal controls and to make sure we maintain those internal controls, whether we are public or private. But we will not have to go through the annual testing cycle and audit like we’ve been having in the past. So there is good news, but internal controls are still used at the Company.

MR. MORRISON: We’ll have the controls in place, but now we won’t have the burden of the filings and the overhang that comes along with being a public company. And, as a result, there’s certainly some advantages to that. And again it comes back to the ability to be a little more fleet of foot as you are addressing the marketplace. So there’s advantages and disadvantages to both. But clearly, not having to deal with some of the compliance issues of being a public company would be an advantage for MakeMusic in a non-public environment.

(Inaudible question.)

MR. MORRISON: The question is does that only occur once the deal is completed? Is there any wrap up that will occur at that time?

We continue to be and will continue to be a public company up until the point that we are not. And so as a result of that, we will have to continue to meet all of our responsibilities under those guidelines until such time that the tender and merger are complete.

At that point in time, whatever the appropriate filings are for the Company to be delisted and to go private, those will then be filed, and then the Company will be privately held.

But in the meantime, we still have the same governance structure. We still have the same responsibilities. We still have the same filing schedules. Thus, one of the reasons, immediately following the release of the announcement of the merger agreement, we also filed our earnings release so that we would be fully up to date and in compliance with all of the appropriate filings.

And there will be additional filings that are made today regarding the transaction, regarding the merger agreement, regarding board resolutions that were required and necessary to make the merger agreement possible.

There will be additional filings that are made during the course of the month in anticipation of the tender offer, to provide visibility into the process, and in order to allow shareholders – to provide them with the information necessary to make informed decisions on how they will vote their shares.

So what’s out there now or today will provide some information, but additional information will be forthcoming in the additional filings over the next couple weeks.

I’d like to go back to Karen for any closing thoughts.

MS. VANDERBOSCH: No, I don’t have anything else to provide at this time. I thought this was pretty good interaction and questions that you asked. And as I stated earlier, there is a Q & A that you will all have received when you get back to your desks. Additionally, the WebEx is going to be posted to our intranet site. So if you want to go and listen to any of the responses again, it will be posted later today.